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                                                                 EXHIBIT 99.1

[LOGO]

                              UTILX CORPORATE PROFILE

UTILX -Registered Trademark- Corporation provides services and products used to install, replace and renovate underground utilities. Domestically,
        UTILX-Registered Trademark- provides its technology through its FlowMole-Registered Trademark- and CableCure-Registered Trademark- services, while internationally it supplies equipment, parts, services and training.
   Based in Kent, Washington, UTILX Corporation was formed in 1983 and began commercial operations in 1984. The Company was incorporated in Delaware and its initial public offering was completed on March 25, 1988.


DIRECTORS & OFFICERS

DIRECTORS                              JOHN W. ELLIS
WILLIAM M. WEISFIELD
                                       CHAIRMAN AND CHIEF
CHAIRMAN,                              EXECUTIVE OFFICER,
UTILXCORPORATION                       THE BASEBALL CLUB OF SEATTLE

SENIOR VICE PRESIDENT,                 DIRECTOR,
BENAROYA CAPITAL COMPANY,              AEGIS, LTD.
SEATTLE, WASHINGTON
                                       FORMER CHAIRMAN AND
                                       CHIEF EXECUTIVE OFFICER,
STANLEY J. BRIGHT                      PUGET SOUND POWER AND LIGHT CO.

CHAIRMAN,                              FORMER CHAIRMAN,
PRESIDENT & CEO,                       EDISON ELECTRIC INSTITUTE
MIDAMERICAN ENERGY CO.,
DES MOINES, IOWA
                                       WALTER M. HIGGINS
DIRECTOR,
EDISON ELECTRIC INSTITUTE              CHAIRMAN, PRESIDENT &
                                       CHIEF EXECUTIVE OFFICER,
DIRECTOR,                              AGL RESOURCES, INC.,
UTECH VENTURE CAPITAL CORP.            ATLANTA, GEORGIA

                                       DIRECTOR,
CRAIG E. DAVIES                        AEGIS, LTD.

PRESIDENT AND
CHIEF EXECUTIVE OFFICER,               ROBERT E. RUNICE
UTILXCORPORATION
                                       PRIVATE INVESTOR &
                                       BUSINESS CONSULTANT
JOHN D. DURBIN
                                       FORMER VICE PRESIDENT,
PRINCIPAL,                             US WEST, INC.
OLYMPIC CAPITAL PARTNERS,
SEATTLE, WASHINGTON                    FORMER PRESIDENT,
                                       US WEST COMMERCIAL
GENERAL PARTNER,                       DEVELOPMENT DIVISION,
JOHN DURBIN & ASSOCIATES,              ENGLEWOOD, COLORADO
BELLEVUE, WASHINGTON

DIRECTOR,
PUGET SOUND ENERGY, INC.

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OFFICERS

CRAIG E. DAVIES

PRESIDENT &
CHIEF EXECUTIVE OFFICER


THOMAS L. MARKL

SENIOR VICE PRESIDENT &
SECRETARY


JAMES E. BARTHOLOMEW

VICE PRESIDENT,
NORTHEAST REGION


RONALD M. DOHR

VICE PRESIDENT,
HUMAN RESOURCES


CHARLIE HUTCHINSON

VICE PRESIDENT,
FLORIDA REGION


LARRY D. PIHL

VICE PRESIDENT,
CHIEF FINANCIAL OFFICER,
CONTROLLER AND TREASURER


SCOTT E. REYNOLDS

VICE PRESIDENT,
WESTERN REGION


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CORPORATE HEADQUARTERS
UTILX Corporation
22820 Russell Road (98032)
P.O. BOX 97009
Kent, Washington  98064-9709
Telephone      (253) 395-0200
Facsimile      (253) 395-1040

INTERNATIONAL SUBSIDIARY
FlowMole Limited
33 Maylan Road
Earlstrees Industrial Estate
Corby, Northamptonshire
United Kingdom NN17 4DR
Telephone      011 44 (1536) 400141
Facsimile      011 44 (1536) 400142

LEGAL COUNSEL
Perkins Coie,
Seattle,Washington

AUDITORS
Coopers & Lybrand L.L.P.,
Seattle, Washington

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Co.
40 Wall Street, 46th Floor
New York, New York 10005
Telephone      (718) 921-8200
Facsimile      (718) 921-8355

STOCK TRADING
UTILX Corporation common stock trades on the Nasdaq Stock Market System under the symbol UTLX.


            UTILX-Registered Trademark-, FlowMole-Registered Trademark-,
                        CableCure-Registered Trademark- and
            Test, Treat or Replace-Registered Trademark- are registered trademarks of UTILXCorporation.
       UTILX Corporation is an equal-opportunity affirmative-action employer


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FELLOW SHAREOWNERS:

Last year, I informed you of our plans to invest heavily to prepare our organization for a long-term growth strategy. We knew that, in order to achieve our goal of consistently producing a superior return on equity, we needed UTILX to grow well past the $100 million revenue mark. We invested in people, equipment, training programs, and information systems, knowing that all this investment would have a short-term adverse impact on our earnings. We believed that we were on track to return to consistent profitability when we reported positive earnings in the third quarter of the past year. Unfortunately, several events turned against us in the fourth quarter of fiscal 1998, particularly the unusual "El Nino" weather in the Southeastern United States, resulting in a significant loss for the quarter and the fiscal year.

The enclosed financial statements speak for themselves, and the results cannot be denied. While our revenues increased 27% over the prior year, even after a devastating weather impacted fourth quarter, our costs incurred to earn those revenues increased 38%. Accordingly, the Company lost money - which is not acceptable.

We know that UTILX possesses unique services that will enable the Company to grow, and we substantially improved our ability to grow last year. We have more people and equipment than ever before, and we added more people and equipment in the past year than in any year in the Company's history. Do we need to do a better job managing our growth? Yes, most certainly, and we're already well underway with our plans, including adding to our field operations management team. Were all those investments in vain? Definitely not! Do we need to demonstrate in our very next year that we can turn those increased revenues into profits? Absolutely!!

FISCAL 1998: WHAT WENT RIGHT

While the past year was clearly disappointing in terms of financial results, there were several significant achievements. I firmly believe that in our new fiscal year, the Company will benefit from our investments. The entire UTILX management team remains undaunted in our belief that we have positioned ourselves well to take advantage of the trends developing in our primary customer segment: the electric utility industry.

On balance, we made significant progress last year that is not reflected in our income statement. UTILX enters fiscal 1999 approximately twice the size we were a little more than two years ago. We did many things right last year, some with real payoff in fiscal 1998, and some that will not pay off until late in our next fiscal year. Some other steps were well intentioned, but unsuccessful, and painful decisions had to be made to re-focus the Company on better opportunities. Let me elaborate on some of the highlights.

1. We Grew and Refined Our "Prototype" Partnership Relationship

     Our largest customer, Florida Power & Light ("FP&L"), is consistently included among the most admired, progressive utilities in the country. We have entered into a true partnership relationship with this important customer and now have more crews operating on their system than the entire Company utilized in the United States a little over two years ago.

     Let me give you an example of the new services we provide. We've assumed responsibility from FP&L for repairing failures (faults) in aging underground electric cables, performing over 1,800 such jobs in fiscal 1998 compared to virtually none in the entire prior history of the Company. We'll fix well over 2,000 faults in fiscal 1999. It's a service the customer needed, and we believe we've helped them gain significant cost savings. This new activity represented a significant investment on our part, and we expect to be a lot more profitable in performing this work in fiscal 1999. Plus, we now are prepared to market this service to other utilities.

2. We Established Outside Vendors for Our Proprietary FlowMole Equipment

     Until fiscal 1998, we had assembled virtually every existing FlowMole drilling system ourselves. Our growth plans envisioned a need to more than double our fleet of drilling equipment. We needed a better way to acquire our equipment, consuming less working capital during the construction phase and less management time, without a cost increase. We achieved that goal, and have taken delivery of the first 45 new drilling systems. We'll add still more drilling systems early in fiscal 1999 as we prepare to respond to the increasing demand for our replacement services created by our customers who choose a "Test, Treat or Replace" service option. As we continue to grow, and our vendor relationships mature, we'll get still better at this activity. And we will



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     remain in the international equipment sales business, even though the
     "Asian flu" is limiting our sales opportunities in the near term.

3. We Increased Our CableCure Revenue Base

     New customer relationships are the key to sustaining our long-term growth, and reducing our dependency on a few key customers. We know that electric utilities have now widely accepted the CableCure injection technology as a viable, cost-effective service for improving the reliability of their underground distribution systems. Also, as the electric utility industry prepares for deregulation, the need for improving system reliability at lower annual operating costs will only accelerate.

     However, each utility must find its own way to introduce CableCure as a major component of its annual budget. FP&L had years of experience with CableCure before commencing its partnering relationship with us. We need to substantially increase the number of customers we have in order to count on steady annual growth in injection revenues, and in that respect, fiscal 1998 was very successful.

     During fiscal 1998, we performed initial projects for 28 new U.S. customers. In addition, the customers that were small in fiscal 1997 got bigger in fiscal 1998. In fiscal 1997, our four largest (out of 52) CableCure customers generated 63% of our total U.S. injection footage. Those other 48 customers increased their injection footage a combined 20% in fiscal 1998. As a result, the share of total U.S. injection footage from our four largest customers was reduced to 47% in fiscal 1998. I expect this trend to continue, reducing the risks associated with dependency on a few large customers. And these growing customers, in addition to other customers we've lined up for initial trials in fiscal 1999, should produce our next multi-million dollar relationship.

     Similar market acceptance is developing in Europe. We believe that our European customers are only a few years behind the North American market in embracing CableCure. European CableCure revenues grew over 50% in fiscal 1998. While this market is still small today, we expect to see rapid growth similar to our experience in the United States over the past four years, and to date, this work has proven to be very profitable.

4. We Commenced Required Upgrading of Our Information Systems

     Like many companies, we have software that will not adequately convert to handle the Year 2000. We're taking advantage of this situation and will replace old outdated systems that are no longer adequate to meet the needs of a much larger and more complex business. Our new enterprise wide software, utilizing SAP R/3 technology, will be state-of-the-art and will provide us with a level of detailed information about our operations that we've never had before. It's the same software many of our utility customers are implementing. Long term, we plan to integrate our information technology with our customer's systems.

     This project caused us to incur over $350,000 in design and planning costs, which we expensed in the fourth quarter of fiscal 1998. While the overall project will ultimately cost about $2.5 million, much of which will be capitalized, and will not be completed until the third quarter of fiscal 1999, we'll be much more capable of managing the growing complexity of our expanding business.

WHAT WENT WRONG?

Some decisions do not pay off, and we took some risks in fiscal 1998 that fell into that category. For example, we expanded our service offerings to the gas utility industry in fiscal 1998, adding crews and equipment to perform repair and maintenance services, and to install individual customer services. These activities represented a substantial change from our successful history of focusing on large gas main installation projects. In many such cases, we ultimately found that we were confronted with a choice: obtain a price increase from the customer or terminate the contract. We took the painful step of terminating our contracts with our largest gas utility customer, taking great care to leave the door open to return to work when the customer once again needs a significant partner for gas main conversions.

Some of our new service offerings did pay off. We successfully injected CableCure CB fluid into flood soaked network cables in East Grand Forks, Minnesota. Other customers are looking into CableCure injection trials for metropolitan feeder cable networks in fiscal 1999. We also performed well on a new contract for US West
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Communications in Colorado, providing drilling and conventional trenching services. We'll target such new service offerings in the future very selectively and carefully.

We also took what seemed to be appropriate steps to take advantage of strong customer demand in the Southeastern United States during the fourth quarter. Unfortunately, we underestimated the severity of the El Nino rains and the accompanying electric storms, which prevented us from working as planned. This was the first time ever that weather factors had significantly impacted our ability to work in this region in the fourth quarter. Fortunately, no work was lost, just deferred, and a dry summer is forecast for the region. We won't underestimate an El Nino effect again but, fortunately, will probably not have to worry about a recurrence next year.

WHAT WILL NEXT YEAR BRING?

Our primary focus in fiscal 1999 is going to be improving margins. Although results for the first quarter of 1999 will still be adversely impacted by weather and other seasonal factors, by the third quarter, we expect to be hitting our financial targets. This should be accomplished through a continued infusion of management talent into our field organization, continued growth in CableCure injection revenues, and an unwavering focus on the things that will make our Company successful. We'll continue to focus on our track record in safety, where we've reported improved results every year this management team has been in place. We'll maintain our emphasis on training, and we expect that the added experience of the crews we hired in the past year will produce improved crew productivity.

We also will not lose sight of our long-term growth targets, expecting to capitalize on the leverage that our proprietary CableCure technology provides. We will maintain our investment in CableCure marketing and will continue to invest in research and engineering efforts to develop improved fluid technologies and new injection equipment and techniques. For instance, we recently applied for a patent on a new underground cable splice that should increase our injection productivity and assist us in increasing the penetration of CableCure in the feeder cable market.

Most of all, we'll continue to emphasize a teamwork approach, fueled by the commitment of an outstanding group of dedicated employees. Last year, Company shareholders recognized the need to reward more individual employees for results that create value for shareholders, and approved a five year expansion to our employee stock option plan. The existing senior management group will appropriately have to wait until profitability is restored in order to participate in further option grants. However, as promised, we have added a significant employee group to the option plan. We now have an incentive plan that includes over 150 salaried employees who are eligible for stock options if their individual performance objectives are achieved. The resulting heightened interest in our performance for shareholders is already evident among these employees.

In summary, as a shareholder myself, I join with the whole management team in promising our full commitment to achieving our goals for UTILX. The year of investment is largely behind us. It is time to reap rewards for you, our shareholders.

Sincerely,


Craig Davies
President & CEO



                                   TRANSMISSION &
                                 DISTRIBUTION WORLD
                                 JULY 1998 EDITION

                         MINIMIZING CUSTOMER INCONVENIENCE

"Florida Power and Light (FPL), examining its current operations to hold down operations and maintenance costs, determined that the key to solving the problem was to use CableCure technology


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and a single source contractor. At the time, underground reliability work involved three outside contractors and four different crew types. By assigning all tasks to one contractor who would be responsible, for the first time, for switching and terminations there would be a benefit of a coordinated and more efficient process. For customers, a single source contractor would require fewer workers in backyards and hence, less inconvenience. For FPL the benefits would include the elimination of bid evaluations, decreased supervision and inspection, and a reduced accounting load. In its discussions with UTILX, FPL found that there was a shared goal for both parties involving the desire to maximize the use of the low-cost CableCure treatment. For FPL, the benefit was to extend its budget to address twice as much failing cable as it could with replacement alone. In addition, maximizing injection meant that UTILX could perform the work twice as fast as it could with its guided-boring services."



                                 ELECTRICAL WORLD
                                 JUNE 1998 EDITION

                             MIX OF TOOLS IS EFFECTIVE

"The experience at FPL and CEC shows that creative solutions that mix technological advances such as CableCure with planned and managed maintenance programs will pay dividends. At both utilities, the use of CableCure fluid injection technology along with prudent application of failure history information and wise use of on-site time, have decreased URD (underground residential distribution) cost, increased URD system reliability and extended the service life of system components."



                                IEEE RURAL ELECTRIC
                                  POWER CONFERENCE
                                ST. LOUIS, MISSOURI
                                   APRIL 27, 1998

"In 1992, Central Electric Cooperative (Oregon) brought in UTILX, a Washington-based utility contractor that is the exclusive provider of CableCure fluid, a dielectric enhancement technology that restores water-damaged stranded cable. CEC lineworkers worked with UTILX crews on several trial projects at sub-divisions with numerous failures. When cable faults stopped at the treated sites, CEC decided to expand the use of CableCure fluid and license the technology from UTILX. Over time, the Coop moved from a reactive to a proactive mode and developed a systematic plan for improving reliability that maximizes the use of the CableCure process when it is the most cost-effective option for the failing cable.

For CEC, this is money well invested. Since CEC's cost to inject a cable is typically 50 to 75 percent less than the cost to replace, the Coop has improved system reliability for a fraction of what it would otherwise have to spend."